APD Antiquities, Inc.

1314 S. Grand Blvd., Ste 2-250

Spokane, WA 99202

Via Electronic Submission on EDGAR

July 22, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention:  Ms. Jennifer Thompson

RE:

APD Antiquities, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed May 13, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Filed May 15, 2009

File No. 0-50738

Dear Ms. Thompson,

We hereby transmit for review, Amendments No. 1 to our Form 10-K for the Fiscal Year Ended December 31, 2008 and our Form 10-Q for the Fiscal Quarter Ended March 31, 2009 (File No. 000-50738) ..

This cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated July 9, 2009, in connection with our above referenced 10-K and 10-Q filings.  We have not provided a marked copy of the amendments because the changes required are very minimal. The numbered responses below correspond to the Staff’s numbered comments.

1.

In response to your comment number 1, we have made a revision in our certification (Exhibit 31.1) to include paragraph 4(b) exactly as set forth in item 601(b)(31) of regulation S-K.  This section was previously omitted by accident.  This amended certification is signed by our principal executive officer, who is also our principal financial officer.  The original second certification (Exhibit 31.2) by our Secretary was deemed unnecessary and has been removed.

2.

In response to your comment number 2, point 1, we have amended the first paragraph of the certification (Exhibit 31.1) to include the correct company name.

In response to your comment number 2, point 2, we confirm that Ms. Swank is both the Company’s principal executive officer and principal financial officer.  Therefore, Ms. Swank will be the sole officer to sign the certifications (Exhibit 31.1 and 32.1) and we have included these titles below her signature where needed.

Please do not hesitate to contact us at (509) 623-0122 should you have any questions about the contents of this letter.

Sincerely,

/s/ Cindy Swank

Cindy Swank

President, Treasurer, CEO, & Principal Financial Officer

APD Antiquities, Inc.